SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated October 26, 2006 (GRUPO TMM REPORTS THIRD-QUARTER AND NINE MONTHS 2006 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Third-Quarter and Nine months of 2006

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Senior Vice President, Investor Relations
011-52-55-5629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS THIRD-QUARTER
AND NINE MONTHS 2006 FINANCIAL RESULTS

(Mexico City, October 26, 2006) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”) a Mexican multi-modal transportation and logistics Company, reported today its financial results for the third quarter and first nine months of 2006.

Management Overview
Javier Segovia, president of Grupo TMM, said, “2006 is a pivotal transition year, many things needed to get done, and many things have been done. The Company has dramatically improved its debt profile while maintaining a reasonable cash position, and is diligently focused on improving its equity performance. Maritime investments made since last July are achieving their EBITDA targets.

“Because the $200 million securitization took much longer to complete than we expected, our logistics investments have been delayed. With the completion of securitization in late September we can now build a base for the Company’s financial stability. The Company is now free to sell old and inefficient assets and replace them with new and profitable ones. It is now free to collapse multiple layers of organizational structure, which has caused the Company a great amount of inefficiency and is free to now invest its new funds in additional ships, maintenance facilities for trucking, warehouses and transportation assets. As investment and performance continues to improve throughout 2007, TMM will be able to build upon its powerful brand name in an efficient and growth oriented way.

Segovia continued, “We acknowledge and express management’s disappointment that the Company will not meet its 2006 annualized EBITDA objectives described in previous conference calls. The $63 million target will now be $46.6 million entering 2007. Given accomplishments and initiatives under way, the Company is optimistic and determined to improve its EBITDA results between now and the first half of 2007.

“At Maritime, we have invested over $200 million since July of last year to purchase shipping assets and the minority interest in our former offshore and harbor towage ventures, which have improved this business’ operating profit and EBITDA. We are rapidly building equity value through the accelerated repayment of the debt associated with our maritime assets, which market values have continued to strengthen in the existing global environment. The current market value of our two financed product tankers is approximately $82.0 million and of our financed offshore fleet is approximately $151.0 million.

“At Logistics, we intend to replace or add 271 over the road tractors and 50 straight trucks to our current tractor fleet of 586 units and add 355 trailers to our current fleet of 825. All of this equipment will be received beginning in November of this year through April of next year. With these acquisitions of new equipment we will eliminate from our tractor fleet, equipment which exceeds ten years in age and make Logistics a strong competitor and performer in 2007. Also, we are about to purchase our first warehousing company, which will close in November. As we have mentioned previously, the addition of warehousing facilities and capabilities will round out our logistics platform.

Segovia concluded, “Finally, corporate costs which have in the past impacted operating profits should begin to decline during the fourth quarter, as we eliminate our retirement benefits plan for management and fund the pension plan for retirees, as we centralize divisional back office functions and as we improve the terms of our insurance policies. All of these actions should result in corporate costs of $17 million throughout 2007.”

Financial Results

Comparing the third quarter of 2006 with the third quarter of 2005, TMM reported the following results:

     •  Revenue of $59.1 million, down 24.3 percent from $78.1 million
     •  Operating income of $3.5 million, up $2.4 million from $1.1 million
     •  Operating margin of 6.0 percent, up 4.6 percentage points
     •  Net loss of $8.0 million compared to net income of $4.1 million

Comparing the first nine months of 2006 with the first nine months of 2005, TMM reported the following results:

     •  Revenue of $182.7 million, down 16.3 percent from $218.3 million
     •  Operating income of $8.4 million, up $6.1 million from $2.3 million
     •  Operating margin of 4.6 percent, up 3.5 percentage points
     •  Net income of $63.5 million compared to net income of $148.2 million

Revenues in the third quarter and first nine months of 2006 compared to the same periods of 2005 were impacted by the sale of TMM’s port assets in Colombia, amounting to $5.4 million in the third quarter and to $16.3 million in the nine months of 2006. Revenues were also impacted by the cancellation of service agreements with Kansas City Southern de Mexico, reflecting $11.0 million in the third quarter of 2006 and $20.0 million in the nine months of 2006. In the fourth quarter of 2006, the Company anticipates that the sale of its Colombian port assets will impact revenues by $3.2 million and the cancellation of the service agreements with Kansas City Southern de Mexico by $9.0 million.

Third-quarter 2006 net interest expense was $7.2 million compared to $15.8 million in the same period of 2005. Net financial cost in third-quarter 2006 was $11.4 million, including $5.6 million of amortization of expenses associated with the Company’s redemption of its 2007 Notes. Net financial cost in third-quarter 2005 was $18.9 million, including $3.0 million of amortization of expenses associated with the Company’s debt.

Nine-month 2006 net interest expense was $20.8 million compared to $58.1 million in the same period of 2005. Net financial cost in the 2006 nine-month period was $45.7 million, including $24.0 million of amortization of expenses associated with the Company’s redemption of its 2007 Notes. Net financial cost in the 2005 nine–month period was $71.5 million, including $13.6 million of amortization of expenses associated with the Company’s debt.

SG&A of $7.6 million in third quarter 2006 decreased 9.0 percent over the same period of 2005. Nine-month 2006 SG&A increased 7.7 percent to $24.9 million over the same period of 2005. The increase in the 2006 nine-month period was primarily attributable to $0.9 million of expenses related to the migration of the Company’s technology systems and hosting supplier and by $0.4 million in employee bonuses paid in the second quarter of this year.

As of September 30, 2006, TMM’s total outstanding debt was $377.2 million, of which $202.9 million is related to the Company’s corporate debt and is supported by $177.9 million in a combination of cash, marketable securities and receivables from Kansas City Southern. Project finance debt of $174.3 million related to the acquisition of maritime assets is supported by $128.0 million of long-term contracted revenues, by the Mexican Maritime Law and by the total market value of these assets, which is estimated to be $233.0 million.

Total Debt Composition as of September 30, 2006
(Millions of dollars)

Securitization Facility	$200.0
2006 Notes	$2.9
*Two Product Tankers	$58.7
*Offshore Vessels	$115.6
Total Debt (1):	$377.2
Cash + Marketable Securities	$87.4
KCS Receivables	$90.5
Total Cash + KSC Receivables	$177.9
Net Debt:	$199.3

* Project Finance assets
(1)The Company’s total outstanding debt as reflected in its balance sheet as of September 30, 2006, includes an additional $2.2 million of accrued unpaid interest and is reduced by $8.5 million of related expenses to be amortized over time.

DIVISIONAL RESULTS (All numbers in thousands)

Third Quarter 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	38,158	20,026	1,017	(147)	59,054

Costs	27,763	19,200	1,168	(209)	47,922

Gross Result	10,395	826	(151)	62	11,132

Gross Margin	27.2%	4.1%	(14.8%)	n.a.	18.9%

SG & A	1,293	622	455	5,246	7,616

Operating Results	9,102	204	(606)	(5,184)	3,516

Operating Margin	23.9%	1.0%	(59.6%)	n.a.	6.0%

*Third Quarter 2005

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	43,400	26,940	7,859	(126)	78,073

Costs	35,646	26,063	7,039	(117)	68,631

Gross Result	7,754	877	820	(9)	9,442

Gross Margin	17.9%	3.3%	10.4%	n.a.	12.1%

SG & A	1,156	1,474	1,008	4,722	8,360

Operating Results	6,598	(597)	(188)	(4,731)	1,082

Operating Margin	15.2%	(2.2%)	(2.4%)	n.a.	1.4%

First Nine Months 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	106,292	71,792	4,850	(223)	182,711

Costs	79,860	66,273	3,538	(320)	149,351

Gross Result	26,432	5,519	1,312	97	33,360

Gross Margin	24.9%	7.7%	27.1%	n.a.	18.3%

SG & A	3,887	4,055	1,237	15,764	24,943

Operating Results	22,545	1,464	75	(15,667)	8,417

Operating Margin	21.2%	2.0%	1.5%	n.a.	4.6%

*First Nine Months 2005

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	116,032	77,102	25,355	(199)	218,290

Costs	98,479	73,151	21,417	(206)	192,841

Gross Result	17,553	3,951	3,938	7	25,449

Gross Margin	15.1%	5.1%	15.5%	n.a.	11.7%

SG & A	3,157	3,960	3,120	12,892	23,129

Operating Results	14,396	(9)	818	(12,885)	2,320

Operating Margin	12.4%	0.0%	3.2%	n.a.	1.1%

*2005 results presented under continuing operations

SEGMENT RESULTS

Maritime
Comparing the third quarter and first nine months of 2006 with the same periods of last year:

     •  Revenues decreased by 12.1 percent in the 2006 third-quarter and by 8.4 percent in the 2006 nine-month period due mainly to fewer offshore and tanker vessels in operation
     •  Revenues were also impacted by $0.7 million from atypical dry-docking activity in the 2006 third-quarter and by $3.2 million in the 2006 nine-month period
     •  Improved operating profit and margins at all business segments due to cost reductions of 22.1 percent in the 2006 third-quarter, and of 18.9 percent in the 2006 nine-month period as a result of increased owned vessels

Logistics
Comparing the third quarter and first nine months of 2006 with the same periods of last year:

     •  Overall revenues reflected a decline in both periods due to Kansas City Southern de Mexico contract losses
     •  In the 2006 third-quarter, trucking revenues increased by 18.8 percent to $8.5 million and by 36.0 percent to $25.9 million in the 2006 nine-month period due to 106 new tractors acquired throughout this year
     •  In the 2006 third-quarter, inbound logistics revenues increased by 22.7 percent to $5.1 million and by 34.1 percent to $15.7 million in the 2006 nine-month period due mainly to increased volumes at Volkswagen
     •  Improved operating profit due to costs reductions of 26.3 percent in the third quarter and by 9.4 percent in the nine-month period mainly due to the elimination of unprofitable operations and activities

Ports and Terminals
Comparing the third quarter and first nine months of 2006 with the same periods of last year:

     •  Revenues were impacted by the sale of port assets in Colombia and by a reclassification of net revenue at the shipping agencies business segment
     •  Revenues at Acapulco decreased $0.4 million to $3.3 million in the 2006 nine-month period due to a $0.8 million revenue decrease in the cruise ship business segment as a result of reduced calls at this port
     •  Auto handling revenues improved by $0.4 million in the 2006 nine-month period as export volumes to South America and Japan increased from 15,758 automobiles to 26,874

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

CONFERENCE CALL

TMM’s management will host a conference call and webcast to review financial and operational highlights on Friday, October 27 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 888-694-4728 (domestic) or 973-582-2745 (international) and provide conference ID 7917967 at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=35838.

A replay of the conference call will be available through November 3, at 11:59 p.m. Eastern Time, by dialing 877-519-4471 or 973-341-3080, and entering conference ID 7917967. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=35838.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenue from freight and services	59.054	78.073	182.711	218.290

Cost of freight and services	(44.354)	(66.083)	(139.436)	(187.610)

Depreciation of vessels and operating equipment	(3.568)	(2.548)	(9.915)	(5.231)

	11.132	9.442	33.360	25.449

Administrative expenses	(7.616)	(8.360)	(24.943)	(23.129)

Operating income	3.516	1.082	8.417	2.320

Other income (expenses) - Net	0.091	9.170	(0.370)	8.544

Financial (expenses) income - Net	(7.237)	(15.777)	(20.842)	(58.058)

Amortization of expenses related to debt	(5.652)	(2.966)	(24.003)	(13.611)

Exchange gain (loss) - Net	1.513	(0.157)	(0.843)	0.138

Net financial cost	(11.376)	(18.900)	(45.688)	(71.531)

Loss before taxes and profit sharing	(7.769)	(8.648)	(37.641)	(60.667)

Benefit (provision) for taxes and profit sharing	0.847	(1.731)	3.646	6.571

Net loss before discontinuing operations	(6.922)	(10.379)	(33.995)	(54.096)

Income from discontinuing operations				1.364

(Loss) income from disposal discontinuing business	(0.781)	15.618	98.610	203.622

Net (Loss) income from the period	(7.703)	5.239	64.615	150.890

Attributable to :

Minority Interest	0.295	1.095	1.068	2.701

Equity holders of GTMM, S.A.	(7.998)	4.144	63.547	148.189

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.14)	0.07	1.12	2.60

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.14)	0.07	1.12	2.60

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	September 30,	December 31,
	2006	2005

Current assets:
Cash and cash equivalents	46.539	400.809

Marketable securities	40.814

	87.353	400.809

Accounts receivable
Accounts receivable - Net	36.271	43.267

Other accounts receivable	24.877	19.615

Prepaid expenses and others current assets	10.423	7.295

Total current assets	158.924	470.986

Long–term account receivable	90.525	48.763

Property, machinery and equipment - Net	268.188	166.661

Other assets	24.859	23.160

Deferred taxes	94.136	83.556

Total assets	636.632	793.126

Current liabilities:
Bank loans and current maturities of long term liabilities	29.994	35.546

Sale of accounts receivable	16.224

Suppliers	17.993	22.755

Other accounts payable and accrued expenses	35.634	48.845

Total current liabilities	99.845	107.146

Long–term liabilities:
Bank loans and other obligations	148.996	524.763

Sale of accounts receivable	175.746

Other long–term liabilities	24.122	24.471

Total long–term liabilities	348.864	549.234

Total liabilities	448.709	656.380

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	78.000	14.454

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(2.710)	1.422

	178.691	119.277

Minority Interest	9.232	17.469

Total stockholders’ equity	187.923	136.746

Total liabilities and stockholders’ equity	636.632	793.126

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Cash flow from operation activities:
Net loss before discontinuing operations	(6.922)	(10.379)	(33.995)	(54.096)

Charges (credits) to income not affecting resources:
Depreciation & amortization	5.097	7.520	16.274	21.115

Deferred Income Taxes	(1.770)	(0.038)	(5.171)	(9.685)

Income from discontinued operation	3.139		71.854

Other non-cash items	(0.726)	(14.547)	16.441	(13.642)

Total non-cash items	5.740	(7.065)	99.398	(2.212)

Changes in assets & liabilities	0.525	(16.490)	(37.743)	14.246

Total adjustments	6.265	(23.555)	61.655	12.034

Net cash provided (used in) by operating activities	(0.657)	(33.934)	27.660	(42.062)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.188	0.539	9.089	1.760

Payments for purchases of assets	(38.543)	(78.798)	(135.298)	(91.005)

Acquisition of share of subsidiaries	(0.392)		(19.462)	(34.059)

Sale of share of subsidiaries		18.876		210.680

Dividens paid to minority partners			(1.680)

Net cash (used in) provided by investment activities	(38.747)	(59.383)	(147.351)	87.376

Cash flow provided by financing activities:

Short-term borrowings (net)		(0.150)	(0.150)	(0.450)

Principal payments under capital lease obligations		(0.126)		(0.151)

Sale (repurchase) of accounts receivable (net)	191.624		191.624	(74.972)

Repayment of long-term debt	(166.610)	(0.616)	(507.042)	(69.474)

Proceeds from issuance of long-term debt	30.340	69.645	121.803	72.970

Net cash provided (used in) by financing activities	55.354	68.753	(193.765)	(72.077)

Net increase (decrease) in cash	15.950	(24.564)	(313.456)	(26.763)

Cash at beginning of period	71.403	50.949	400.809	53.148

Cash at end of period	87.353	26.385	87.353	26.385

*Prepared in accordance with International Financial Reporting Standards (IFRS).

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Third-Quarter and Nine months of 2006

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.